RF INDUSTRIES, LTD.	For Immediate Release

RF Connectors/Aviel/Worswick/Neulink/Bioconnect/RadioMobile

Investor Contact:	Company Contact:
Neil Berkman Associates	Howard Hill, President
(310) 826 – 5051	(858) 549-6340
info@berkmanassociates.com	rfi@rfindustries.com

RF Industries Reports First Quarter Net Income of $162,000, or $0.05 per diluted share.

Company Suspends Dividend to Focus on Acquisitions and Product Development

SAN DIEGO, CA, March 17, 2009 .. . . RF INDUSTRIES, LTD. (NASDAQ:RFIL) today announced that sales for the quarter ended January 31, 2009 were $3,583,000, compared to $3,826,000 in the same quarter last year.  Net income was $162,000, or $0.05 per diluted share, compared to $182,000, or $0.05 per diluted share, in the first quarter last year.
Howard Hill, RFI's president and CEO said, "Although first quarter net income nearly matched our first quarter record results of last year, we are not content with the Company's operating profitability in the first quarter of fiscal 2009.  Consequently, RFI has taken steps to reduce operating expenses, lower headcount and focus its energies upon increasing the sales and efficiency of all its businesses.  RFI's Board of Directors and staff have already taken a pay cut.
"In light of the acquisition opportunities provided by the current economic environment, RFI's Board of Directors has suspended the Company's regular quarterly cash dividend in order to maximize the resources available for acquisitions, new product developments and the purchase of equipment to improve manufacturing efficiency.  We will continue to seek opportunities to repurchase our common stock in both public or private transactions."

First Quarter Review
Sales for RFI's first quarter, typically the Company's seasonally weakest period, include a 5% decline in RF Connector and Cable Assembly Segment sales, reflecting reductions in inventory by the Company's major distributors and improved sales at Aviel Electronics.  Gross and operating margins improved at the RF Connector and Cable Assembly business and overall segment income declined due to lower sales.
Sales from the RF Wireless segment declined 48%, reflecting delays in the receipt of orders for Neulink's wireless transceiver products.
The Medical Cabling and Interconnector segment increased sales by 35% for the quarter, but operating profitability was affected by increased manufacturing labor and materials expenses.  RFI has already undertaken specific efforts to lower these expenses.
Overall gross profit for the first quarter was 46% of sales, compared to 49% of sales in the same quarter last year, due to lower margins at Neulink, Bioconnect and Aviel.  Engineering expenses continue to be incurred to support RadioMobile software development and design expenses for new wireless transceivers.
As of January 31, 2009, RFI reported cash and cash equivalents of $1,160,000 and certificates of deposits of $5,791,000 for a total of $6,951,000 in liquid and short-term near-liquid resources, working capital of $14,760,000, a 16 to 1 current ratio, no long-term debt and stockholders' equity of $15,566,000, or $5.05 per share.  Since Fall, 2008 through February 26, 2009, RFI has repurchased a total of 269,521 shares of common stock.

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7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries Reports First Quarter Results
March 17, 2009
Page Two

About RF Industries
The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, constituting the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release. The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including, without limitation, uncertainties detailed in the Company's Securities and Exchange Commission filings.

(tables attached)
#464x

RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended
	January 31,
	2009	2008

Net sales	$3,583	$3,826
Cost of sales	1,937	1,955

Gross profit	1,646	1,871

Operating expenses:
Engineering	256	272
Selling and general	1,249	1,332

Total operating expenses	1,505	1,604

Operating income	141	267

Interest income	82	70

Income before income taxes	223	337

Provision for income taxes	61	155

Net income	$162	$182

Earnings per share:
Basic	$0.05	$0.06
Diluted	$0.05	$0.05

Weighted average shares outstanding
Basic	3,122,700	3,291,503
Diluted	3,447,665	3,723,300

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(UNAUDITED)

	January 31,	October 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,160	$1,061
Certificates of deposits	5,791	6,316
Investments in available-for-sale securities		547
Trade accounts receivable, net	1,900	2,071
Inventories	5,779	5,950
Other current assets	548	217
Deferred tax assets	542	542

TOTAL CURRENT ASSETS	15,720	16,705

Property, plant and equipment, net	625	566
Goodwill	347	347
Amortizable intangible asset, net	48	54
Note receivable from stockholder	67	67
Other assets	35	29

TOTAL ASSETS	$16,842	$17,768

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$219	$329
Accrued expenses	722	761
Income taxes payable	19	233

TOTAL CURRENT LIABILITIES	960	1,323

Deferred tax liabilities	106	106
Other long-term liabilities	210	217

TOTAL LIABILITIES	1,276	1,646

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock - authorized 10,000,000 shares of $0.01 par value; 3,083,671 and 3,226,264 shares issued and outstanding	31	32
Additional paid-in capital	6,455	6,412
Retained earnings	9,080	9,678

TOTAL STOCKHOLDERS' EQUITY	15,566	16,122

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,842	$17,768